Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Synalloy Corporation

We consent to the incorporation by reference in Amendment No. 2 to the registration statement on Form S-3 of our report dated March 17, 2015, with respect to the consolidated balance sheets of Synalloy Corporation and subsidiaries as of January 3, 2015 and December 28, 2013, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended January 3, 2015, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 3, 2015, incorporated herein by reference, and to the reference to our firm under the caption “Experts” in the registration statement.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

January 15, 2016